CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Annual Report on Form 40-F and the documents incorporated by reference therein ("Annual Report") of Platinum Group Metals Ltd. (the "Company") for the year ended August 31, 2025 of references to, and the information derived from, the report titled "Waterberg Definitive Feasibility Study Update" dated October 9, 2024, with an effective date of resources and reserves of August 31, 2024, and to the references, as applicable, to the undersigned's name included in or incorporated by reference with respect to the disclosure of technical and scientific information contained in the Annual Report (the "Technical Information"). The undersigned further consents to the incorporation by reference in the Company's Registration Statement on Form F-10 (No. 333-282924), as amended and supplemented, filed with the United States Securities and Exchange Commission, of the references to the undersigned's name and the Technical Information in the Annual Report.

/s/ Gordon I. Cunningham

Gordon I. Cunningham

November 26, 2025